UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 21, 2018
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
 (Registrant)

Date: November 21, 2018
By:
/s/ Joachim Oechslin
Joachim Oechslin
Chief Risk Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

CREDIT SUISSE

Pillar 3 and regulatory disclosures

Credit Suisse Group AG

3Q18

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.
Rounding differences may occur within the tables.

Pillar 3 and regulatory disclosures 3Q18
Credit Suisse Group AG

Introduction
Risk-weighted assets
Reconciliation requirements
Additional regulatory disclosures
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This report as of September 30, 2018 for the Group is based on the Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA). The FINMA circular includes the implementation of the Pillar 3 disclosure requirements issued by the Basel Committee on Banking Supervision (BCBS) in January 2015. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q17, the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 2Q18, the Credit Suisse Annual Report 2017 and the Credit Suisse Financial Report 3Q18, which includes important information on regulatory capital and risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
The highest consolidated entity in the Group to which the FINMA circular applies is Credit Suisse Group.
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The level of internal control processes for these disclosures is similar to those applied to the Group’s quarterly and annual financial reports. This report has not been audited by the Group’s external auditors.
> Refer to “Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q17” under credit-suisse.com/regulatorydisclosures for the annual qualitative disclosures required by the FINMA circular.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
Regulatory developments
On July 16, 2018, FINMA issued a revised Circular 2016/1 “Disclosure – banks” (revised FINMA circular), which included the implementation of the revised Pillar 3 disclosure requirements issued by the BCBS in March 2017. The revised FINMA circular requires banks to gradually implement the new requirements from December 31, 2018 onwards.
On October 31, 2018, FINMA informed the Group on updated rebates for resolvability of 1.424% relating to the capital ratio, resulting in a gone concern requirement of 7.476%, and 0.48% relating to the leverage ratio, resulting in a gone concern leverage requirement of 2.52%, applicable retrospectively as of July 1, 2018.

Risk-weighted assets
Overview
The following table provides an overview of total risk-weighted assets (RWA) forming the denominator of the risk-based capital requirements.
OV1 – Overview of risk-weighted assets and capital requirements
	Risk-weighted assets				Capital requirement	[1]
end of	3Q18	2Q18	4Q17		3Q18
CHF million
Credit risk (excluding counterparty credit risk)	132,355	130,261	121,706		10,589
of which standardized approach (SA)	13,519	12,878	10,511		1,082
of which internal rating-based (IRB) approach	118,836	117,383	111,195		9,507
Counterparty credit risk	23,502	24,512	24,664		1,880
of which standardized approach for counterparty credit risk (SA-CCR) [2]	5,126	5,161	5,492		410
of which internal model method (IMM) [3]	18,376	19,351	19,172		1,470
of which derivatives and SFTs	14,323	14,951	14,983		1,146
Equity positions in the banking book	7,567	7,817	8,218		605
Settlement risk	241	417	150		19
Securitization exposures in the banking book	11,951	10,775	10,731	[4]	956
of which securitization internal ratings-based approach (SEC-IRBA)	6,664	5,704	–		533
of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	1,752	1,725	–		140
of which securitization standardized approach (SEC-SA)	3,535	3,346	–		283
Amounts below the thresholds for deduction (subject to 250% risk weight)	11,101	11,216	11,043		888
Total credit risk	186,717	184,998	176,512		14,937
Total market risk	17,878	19,565	21,290		1,431
of which standardized approach (SA)	2,345	2,490	3,765		188
of which internal model approach (IMA)	15,533	17,075	17,525		1,243
Total operational risk	72,012	72,562	75,013		5,761
of which advanced measurement approach (AMA)	72,012	72,562	75,013		5,761
Floor adjustment [5]	0	0	0		0
Total	276,607	277,125	272,815		22,129
1 Calculated as 8% of risk-weighted assets based on BIS total capital minimum requirements excluding capital conservation buffer and G-SIB buffer requirements.
2 Calculated under the current exposure method.
3
Includes RWA relating to advanced credit valuation adjustment and central counterparties of CHF 6,582 million, CHF 6,972 million and CHF 7,177 million as of the end of 3Q18, 2Q18 and 4Q17, respectively.

4 In January 2018, a new securitization framework was implemented and will be phased in over 2018. The 4Q17 number was calculated in accordance with the previous methodology.
5 Credit Suisse is not subject to a floor adjustment because current capital requirements and deductions exceed 80% of those under Basel I.
RWA movements in 3Q18
RWA of CHF 276.6 billion as of the end of 3Q18 were stable compared to the end of 2Q18, reflecting a negative foreign exchange impact, decreases resulting from movements in risk levels in market risk and operational risk, as well as model and parameter updates in market risk. These decreases were offset by increases mainly resulting from movements in risk levels and methodology and policy changes, both in credit risk.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented below.
> Refer to “Risk-weighted assets” (pages 61 to 62) in II – Treasury, risk, balance sheet and off-balance sheet – Capital Management in the Credit Suisse Financial Report 3Q18 for further information on movements in risk-weighted assets in 3Q18.

Risk-weighted assets flow statements
Credit risk and counterparty credit risk
The following table presents the definitions of the RWA flow statements components for credit risk and CCR.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes arising in the ordinary course of business (including new businesses)
Asset quality/Credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from updates to models and recalibrations of parameters and internal changes impacting how exposures are treated
Methodology and policy changes	Represents movements due to methodology changes in calculations driven by regulatory policy changes, including both revisions to existing regulations and new regulations
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Credit risk RWA movements in 3Q18
The following table presents the 3Q18 flow statement explaining the variations in the credit risk RWA determined under an IRB approach.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
3Q18	RWA
CHF million
Risk-weighted assets at beginning of period	117,383
Asset size	996
Asset quality	(33)
Model and parameter updates	774
Methodology and policy changes	1,507
Foreign exchange impact	(1,791)
Risk-weighted assets at end of period	118,836
Credit risk RWA under IRB increased CHF 1.5 billion to CHF 118.8 billion as of the end of 3Q18 compared to CHF 117.4 billion as of the end of 2Q18, primarily driven by increases resulting from methodology and policy changes and increases related to asset size, partially offset by a foreign exchange impact.
The increase in methodology and policy changes primarily reflected an additional phase-in of the multiplier on income producing real estate (IPRE) and non-IPRE exposures, an additional phase-in for the implementation of Basel III revised rules for banking book securitizations and an additional phase-in of a multiplier on certain investment banking corporate exposures. The increase related to asset size was mainly due to increases in lending exposures.
Counterparty credit risk RWA movements in 3Q18
The following table presents the 3Q18 flow statement explaining changes in CCR RWA determined under the Internal Model Method (IMM) for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
3Q18	RWA
CHF million
Risk-weighted assets at beginning of period	14,951
Asset size	398
Credit quality of counterparties	(9)
Model and parameter updates	(827)
Methodology and policy changes	58
Foreign exchange impact	(248)
Risk-weighted assets at end of period	14,323
CCR RWA under IMM of CHF 14.3 billion decreased 4% compared to the end of 2Q18, primarily due to decreases related to model updates mainly reflecting a change in the EEPE calculation.

Market risk
The following table presents the definitions of the RWA flow statements components for market risk.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous and current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous and current quarters end (end of day)	For a given component (e.g. VaR) it refers to the RWA that would be computed if the snapshot quarter end figure of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from updates to models and recalibrations of parameters and internal changes impacting how exposures are treated
Methodology and policy changes	Represents movements due to methodology changes in calculations driven by regulatory policy changes, including both revisions to existing regulations and new regulations
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Market risk RWA movements in 3Q18
The following table presents the 3Q18 flow statement explaining variations in the market risk RWA determined under an internal model approach (IMA).
MR2 – Risk-weighted assets flow statements of market risk exposures under an IMA
3Q18	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total RWA
CHF million
Risk-weighted assets at beginning of period	2,628	5,033	1,989	7,425		17,075
Regulatory adjustment	477	1,350	(628)	(262)		937
Risk-weighted assets at beginning of period (end of day)	3,105	6,383	1,361	7,163		18,012
Movement in risk levels	(987)	116	(560)	(409)		(1,840)
Model and parameter updates	119	30	5	(608)		(454)
Foreign exchange impact	(63)	(125)	(28)	(184)		(400)
Risk-weighted assets at end of period (end of day)	2,174	6,404	778	5,962		15,318
Regulatory adjustment	(233)	(1,642)	1,615	475		215
Risk-weighted assets at end of period	1,941	4,762	2,393	6,437		15,533
1 Risks not in VaR.
Market risk RWA under an IMA of CHF 15.5 billion decreased 9% compared to the end of 2Q18, primarily due to the reduction in regulatory value-at-risk (VaR) and Risks not in VaR, driven by movements in risk levels.

Reconciliation requirements
Balance sheet
The following table shows the balance sheet as published in the consolidated financial statements of the Group and the balance sheet under the regulatory scope of consolidation. The reference indicates how such assets and liabilities are considered in the composition of regulatory capital.
> Refer to “Principles of consolidation” (page 8) in Linkages between financial statements and regulatory disclosures – Differences between accounting and regulatory scopes of consolidation in the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q17 for information on key differences between the accounting and the regulatory scope of consolidation.
> Refer to “Note 3 – Business developments and subsequent events” (page 99) in the Credit Suisse Financial Report 3Q18 for information on changes in the scope of consolidation.
> Refer to “Note 39 – Significant subsidiaries and equity method investments” (pages 383 to 385) in the Credit Suisse Annual Report 2017 for a list of significant subsidiaries and associated entities.
Balance sheet
	Balance sheet
end of 3Q18	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Assets (CHF million)
Cash and due from banks	94,945	94,714
Interest-bearing deposits with banks	1,236	1,592
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,010	113,827
Securities received as collateral, at fair value	47,010	47,010
Trading assets, at fair value	127,182	121,812
Investment securities	2,837	2,406
Other investments	5,011	4,983
Net loans	284,511	285,235
Premises and equipment	4,825	4,891
Goodwill	4,736	4,741	a
Other intangible assets	214	214
of which other intangible assets (excluding mortgage servicing rights)	58	58	b
Brokerage receivables	48,282	48,282
Other assets	30,745	29,895
of which deferred tax assets related to net operating losses	1,809	1,809	c
of which deferred tax assets from temporary differences	3,306	2,847	d
of which defined-benefit pension fund net assets	2,605	2,605	e
Total assets	768,544	759,602

Balance sheet (continued)
	Balance sheet
end of 3Q18	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Liabilities and equity (CHF million)
Due to banks	16,725	17,382
Customer deposits	349,818	349,999
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	18,442	18,444
Obligation to return securities received as collateral, at fair value	47,010	47,010
Trading liabilities, at fair value	43,328	43,373
Short-term borrowings	17,488	14,528
Long-term debt	164,087	163,043
Brokerage payables	39,904	39,904
Other liabilities	28,808	22,994
Total liabilities	725,610	716,677
of which additional tier 1 instruments, fully eligible	10,311	10,311	g
of which additional tier 1 instruments subject to phase-out	1,953	1,953	h
of which tier 2 instruments, fully eligible	3,954	3,954	i
of which tier 2 instruments subject to phase-out	2,388	2,388	j
Common shares	102	102
Additional paid-in capital	34,785	34,785
Retained earnings	26,714	26,682
Treasury shares, at cost	(59)	(57)
Accumulated other comprehensive income/(loss)	(18,808)	(18,779)
Total shareholders' equity [1]	42,734	42,733
Noncontrolling interests [2]	200	192
Total equity	42,934	42,925
Total liabilities and equity	768,544	759,602
1 Eligible as CET1 capital, prior to regulatory adjustments.
2
The difference between the accounting and regulatory scope of consolidation primarily represents private equity and other fund type vehicles, which FINMA does not require to consolidate for capital adequacy reporting.

Composition of BIS regulatory capital
The following tables provide details on the composition of Bank for International Settlements (BIS) regulatory capital and details on common equity tier 1 (CET1) capital adjustments subject to phase-in as well as details on additional tier 1 capital and tier 2 capital.
Composition of BIS regulatory capital
end of	3Q18
Eligible capital (CHF million)
Total shareholders' equity (US GAAP)	42,734
Regulatory adjustments	(450)	[1]
Adjustments subject to phase-in	(6,727)	[2]
CET1 capital	35,557
Additional tier 1 instruments	9,910	[3]
Additional tier 1 instruments subject to phase-out	1,953	[4]
Additional tier 1 capital	11,863
Tier 1 capital	47,420
Tier 2 instruments	3,464	[5]
Tier 2 instruments subject to phase-out	779
Tier 2 capital	4,243
Total eligible capital	51,663
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Reflects 100% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 5.5 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.4 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

The following tables provide details on CET1 capital adjustments subject to phase-in and details on additional tier 1 capital and tier 2 capital. The column “Transition amount” represents the amounts that have been recognized in eligible capital as of September 30, 2018.
Details on CET1 capital adjustments subject to phase-in
end of 3Q18	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount	[2]
CET1 capital adjustments subject to phase-in (CHF million)
Goodwill	4,741	a		(7)	[3]	4,734	(4,734)
Other intangible assets (excluding mortgage-servicing rights)	58	b		(5)	[4]	53	(53)
Deferred tax assets that rely on future profitability (excluding temporary differences)	1,809	c		–		1,809	(1,809)
Shortfall of provisions to expected losses	–			415		415	(415)
(Gains)/losses due to changes in own credit on fair-valued liabilities	–			(2,236)		(2,236)	2,236
Defined-benefit pension assets	2,605	e		(589)	[4]	2,016	(2,016)
Investments in own shares	–			–		–	(41)
Other adjustments [5]	–			–		–	105
Amounts above 10% threshold	2,847			(2,847)		0	0
of which deferred tax assets from temporary differences	2,847	d		(2,847)	[6]	0	0
Adjustments subject to phase-in to CET1 capital							(6,727)
Rounding differences may occur.
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet". Only material items are referenced to the balance sheet.
2 Reflects 100% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3 Represents related deferred tax liability and goodwill on equity method investments.
4 Represents related deferred tax liability.
5 Includes cash flow hedge reserve.
6
Includes threshold adjustments of CHF (3,520) million and an aggregate of CHF 673 million related to the add-back of deferred tax liabilities on goodwill, other intangible assets, mortgage servicing rights and pension assets that are netted against deferred tax assets under US GAAP.

Details on additional tier 1 capital and tier 2 capital
end of 3Q18	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount
Additional tier 1 capital (CHF million)
Additional tier 1 instruments [2]	10,311	g		(401)	[3]	9,910	9,910
Additional tier 1 instruments subject to phase-out [2]	1,953	h		–		1,953	1,953
Total additional tier 1 instruments							11,863
Tier 2 capital (CHF million)
Tier 2 instruments	3,954	i		(490)		3,464	3,464
Tier 2 instruments subject to phase-out	2,388	j		(1,609)	[4]	779	779
Tier 2 capital							4,243
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet". Only material items are referenced to the balance sheet.
2 Classified as liabilities under US GAAP.
3 Includes the reversal of (gains)/losses due to changes in own credit spreads on fair valued capital instruments.
4 Primarily includes the impact of the prescribed amortization requirements as instruments move closer to their maturity.

Additional information
end of	3Q18
Amounts below the thresholds for deduction (before risk weighting) (CHF million)
Non-significant investments in BFI entities	3,176
Significant investments in BFI entities	790
Mortgage servicing rights	131	[1]
Deferred tax assets arising from temporary differences	3,520	[1]
Applicable caps on the inclusion of provisions in tier 2 (CHF million)
Cap on inclusion of provisions in tier 2 under standardized approach	96
Cap for inclusion of provisions in tier 2 under internal ratings-based approach	845
1 Net of related deferred tax liability.

Additional regulatory disclosures
Swiss capital requirements
The FINMA circular requires certain additional disclosures for systemically relevant financial institutions and stand-alone banks. The following tables show the capital requirements based on capital ratios and leverage ratio.
> Refer to “Swiss requirements” (pages 56 to 58) in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse Financial Report 3Q18 for further information on Swiss capital requirements.
Swiss capital requirements and metrics
	Phase-in				Look-through
end of 3Q18	CHF million		in % of RWA		CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	277,196		–		277,196	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total	36,318		13.102		40,310	14.542
of which CET1: minimum	14,969		5.4		12,474	4.5
of which CET1: buffer	11,254		4.06		15,246	5.5
of which CET1: countercyclical buffers	671		0.242		671	0.242
of which additional tier 1: minimum	7,207		2.6		9,702	3.5
of which additional tier 1: buffer	2,218		0.8		2,218	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	48,828		17.6		45,364	16.4
of which CET1 capital [2]	35,454		12.8		35,454	12.8
of which additional tier 1 high-trigger capital instruments	5,467		2.0		5,467	2.0
of which additional tier 1 low-trigger capital instruments [3]	4,443		1.6		4,443	1.6
of which tier 2 low-trigger capital instruments [4]	3,464		1.2		0	0.0
Risk-based requirement for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total	20,723	[5]	7.476	[5]	31,565	11.387
Eligible additional total loss-absorbing capacity (gone-concern)
Total	37,746	[6]	13.6		37,762	13.6
of which bail-in instruments	33,803		12.2		33,803	12.2
Rounding differences may occur.
1 Excludes tier 1 capital which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 The total loss-absorbing capacity (gone concern) requirement of 8.9% was reduced by 1.424%, or CHF 3,947 million, reflecting a rebate for resolvability in accordance with article 133 of the CAO.
6
Includes CHF 3,943 million of capital instruments (additional tier 1 instruments subject to phase-out, tier 2 instruments subject to phase-out, tier 2 amortization component and certain deductions) which, under the phase-in rules, continue to count as gone concern capital.

Swiss leverage requirements and metrics
	Phase-in				Look-through
end of 3Q18	CHF million		in % of LRD		CHF million	in % of LRD
Leverage exposure
Leverage ratio denominator	884,952		–		884,952	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total	35,398		4.0		44,248	5.0
of which CET1: minimum	16,814		1.9		13,274	1.5
of which CET1: buffer	8,850		1.0		17,699	2.0
of which additional tier 1: minimum	9,734		1.1		13,274	1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	48,828		5.5		45,364	5.1
of which CET1 capital [2]	35,454		4.0		35,454	4.0
of which additional tier 1 high-trigger capital instruments	5,467		0.6		5,467	0.6
of which additional tier 1 low-trigger capital instruments [3]	4,443		0.5		4,443	0.5
of which tier 2 low-trigger capital instruments [4]	3,464		0.4		0	0.0
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss leverage ratio
Total	22,301	[5]	2.52	[5]	35,436	4.004
Eligible additional total loss-absorbing capacity (gone-concern)
Total	37,746	[6]	4.3		37,762	4.3
of which bail-in instruments	33,803		3.8		33,803	3.8
Rounding differences may occur.
1 Excludes tier 1 capital which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 The total loss-absorbing capacity (gone concern) requirement of 3.0% was reduced by 0.48%, or CHF 4,248 million, reflecting a rebate for resolvability in accordance with article 133 of the CAO.
6
Includes CHF 3,943 million of capital instruments (additional tier 1 instruments subject to phase-out, tier 2 instruments subject to phase-out, tier 2 amortization component and certain deductions) which, under the phase-in rules, continue to count as gone concern capital.

Leverage metrics
Beginning in 1Q15, Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 131) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2017 and “Leverage metrics” (page 63) in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse Financial Report 3Q18 for further information on leverage metrics.
Reconciliation of consolidated assets to leverage exposure – Phase-in
end of	3Q18
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	768,544
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(13,567)
Adjustments for derivatives financial instruments	83,323
Adjustments for SFTs (i.e. repos and similar secured lending)	(38,007)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	84,659
Total leverage exposure	884,952
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage ratio common disclosure template – Phase-in
end of	3Q18
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	563,377
Asset amounts deducted from Basel III tier 1 capital	(9,195)
Total on-balance sheet exposures	554,182
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	25,975
Add-on amounts for PFE associated with all derivatives transactions	87,918
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	19,436
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(18,045)
Exempted CCP leg of client-cleared trade exposures	(20,928)
Adjusted effective notional amount of all written credit derivatives	200,972
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(193,793)
Derivative Exposures	101,535
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	171,124
Netted amounts of cash payables and cash receivables of gross SFT assets	(35,552)
Counterparty credit risk exposure for SFT assets	11,766
Agent transaction exposures	(2,762)
Securities financing transaction exposures	144,576
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	261,282
Adjustments for conversion to credit equivalent amounts	(176,623)
Other off-balance sheet exposures	84,659
Tier 1 capital (CHF million)
Tier 1 capital	47,420
Leverage exposure (CHF million)
Total leverage exposure	884,952
Leverage ratio (%)
Basel III leverage ratio	5.4

Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by FINMA. For disclosure purposes our LCR is calculated using a three-month average which, beginning in 1Q17, is measured using daily calculations during the quarter rather than the month-end metrics used before. This change in the LCR averaging methodology resulted from updated FINMA requirements that became effective January 1, 2017.
> Refer to “Liquidity metrics” (pages 112 to 113) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2017 and “Liquidity metrics” (pages 51 to 52) in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse Financial Report 3Q18 for further information on the Group’s liquidity management including high quality liquid assets, liquidity pool and liquidity coverage ratio.
Liquidity coverage ratio
end of 3Q18	Unweighted value	[1]	Weighted value	[2]
High Quality Liquid Assets (CHF million)
High quality liquid assets	–		174,477
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	159,240		20,709
of which less stable deposits	159,240		20,709
Unsecured wholesale funding	214,328		84,238
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	38,899		9,725
of which non-operational deposits (all counterparties)	99,854		57,014
of which unsecured debt	15,976		15,976
Secured wholesale funding	–		60,189
Additional requirements	168,747		37,784
of which outflows related to derivative exposures and other collateral requirements	61,215		16,369
of which outflows related to loss of funding on debt products	1,779		1,779
of which credit and liquidity facilities	105,753		19,636
Other contractual funding obligations	61,706		61,706
Other contingent funding obligations	217,742		5,841
Total cash outflows	–		270,467
Cash inflows (CHF million)
Secured lending	139,093		89,208
Inflows from fully performing exposures	67,154		31,745
Other cash inflows	63,148		63,148
Total cash inflows	269,395		184,101
Liquidity cover ratio
High quality liquid assets (CHF million)	–		174,477
Net cash outflows (CHF million)	–		86,366
Liquidity coverage ratio (%)	–		202
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high quality liquid assets or inflow and outflow rates.

Minimum disclosures for large banks
The following table shows the Group’s minimum disclosure requirements for large banks prepared in accordance with Swiss CAO for non-systemically relevant financial institutions.
Key metrics for non-systemically relevant financial institutions
end of 3Q18	Phase-in
CHF million, except where indicated
Minimum required capital (8% of risk-weighted assets)	22,176
Swiss total eligible capital	51,560
of which Swiss CET1 capital	35,454
of which Swiss tier 1 capital	47,318
Swiss risk-weighted assets	277,196
Swiss CET1 ratio (%)	12.8
Swiss tier 1 ratio (%)	17.1
Swiss total capital ratio (%)	18.6
Countercyclical buffers (%)	0.242
Swiss CET1 ratio requirement (%) [1]	8.442
Swiss tier 1 ratio requirement (%) [1]	10.442
Swiss total capital ratio requirement (%) [1]	13.042
Swiss leverage ratio based on tier 1 capital (%)	5.3
Leverage exposure	884,952
Liquidity coverage ratio (%) [2]	202
Numerator: total high quality liquid assets	174,477
Denominator: net cash outflows	86,366
Reflects the view as if the Group was not a Swiss SIFI. Refer to "Swiss capital requirements and metrics" and "Swiss leverage requirements and metrics" tables for the Swiss SIFI view.
1 The capital requirements are in accordance with Appendix 8 of the CAO, plus the countercyclical buffer.
2 Calculated using a three-month average, which is calculated on a daily basis.

List of abbreviations
A
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BFI	Banking, financial and insurance
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCP	Central counterparties
CCR	Counterparty credit risk
CET1	Common equity tier 1
E
EEPE	Effective Expected Positive Exposure
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
G-SIB	Global systemically important banks
I
IAA	Internal Assessment Approach
IMA	Internal Models Approach
IMM	Internal Models Method
IPRE	Income producing real estate
IRB	Internal Ratings-Based Approach
IRC	Incremental Risk Charge
L
LRD	Leverage ratio denominator
P
PFE	Potential future exposure
R
RNIV	Risks not in value-at-risk
RWA	Risk-weighted assets
S
SA	Standardized Approach
SA-CCR	Standardized Approach - counterparty credit risk
SEC-ERBA	Securitization External Ratings-Based Approach
SEC-IRBA	Securitization Internal Ratings-Based Approach
SEC-SA	Securitization Standardized Approach
SFT	Securities Financing Transactions
SIFI	Systemically Important Financial Institution
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives, ambitions, targets or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyber attacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com